Exhibit 99.1

BIT Mining Limited Announces Trading of ADSs under New English Name and New Ticker Symbol

SHENZHEN, China April 20, 2021 /PRNewswire/— BIT Mining Limited (NYSE: BTCM) (“BIT Mining Limited” or the “Company”), a leading cryptocurrency mining enterprise, formerly known as 500.com Limited (NYSE: WBAI), today announced that its American Depositary Shares (“ADSs”), each representing the right to receive ten (10) Class A ordinary shares with par value of US$0.00005 per share of the Company, began trading under the Company’s new English name, “BIT Mining Limited”, and its new ticker symbol, “BTCM”, effective at the opening of trading on the NYSE on Tuesday, April 20, 2021 (U.S. Eastern Daylight Time).

Historical trading data of the Company’s ADSs prior to April 20, 2021 may not yet be available on certain third-party websites and apps when searching for “BIT Mining Limited” and/or “BTCM”, in which case such data may temporarily be found under “500.com Limited” and/or “WBAI”.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a leading cryptocurrency mining enterprise, with a long-term strategy to create value across the cryptocurrency industry. Since announcing its entry into the industry in December 2020, the Company has: (i) purchased and deployed bitcoin mining machines with a theoretical hash rate capacity of approximately 1,031.5 PH/s; (ii) acquired three hydroelectric cryptocurrency mines with combined electric power capacity of 435MW, by purchasing a controlling stake in Loto Interactive Limited (HKEX:08198); and (iii) acquired the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name and the cryptocurrency wallet of BTC.com. The Company has also entered into a definitive agreement with Bee Computing (HK) Limited, a 7-nanometer cryptocurrency mining machine manufacturer, in order to help sustain the Company’s continued growth.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com